Peak Fintech Updates Revenue and Earnings
Guidance to Account for Planned North
American Expansion

Montreal, Quebec--(Newsfile Corp. - October 22, 2021) - Peak Fintech Group Inc. (CSE: PKK) (OTC Pink: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider and manager of the Cubeler Business Hub, today updated its revenue, EBITDA and earnings guidance for the years 2021, 2022 and 2023 following the Company's acquisition of analytics and AI company Cubeler Inc. ("Cubeler"), which will allow Peak to deploy its Business Hub concept first to North America and eventually to other markets around the world.

"There are several reasons why we're so excited about our recent acquisition of Cubeler," commented Peak CEO Johnson Joseph. "The most obvious ones are the expected impact on our revenue and our unfettered access to markets beyond China, but what I'm personally most enthusiastic about is introducing the world to our consumer-focused applications leveraging the vast amount of data at our disposal and our AI capabilities. While we don't expect those applications to impact our 2021 numbers as they are still being developed, we do expect them to account for more than a third of our revenue by 2023 and to eventually become the biggest source of revenue for the Company shortly thereafter. Until that happens, we have revised our revenue guidance upward by 5% for 2021, 13% for 2022 and 30% for 2023. We now expect 2021 EBITDA and net income to be slightly lower than prior guidance as we invest in the deployment of our North American operations. But those numbers should be considerably higher in 2022 and 2023 than what was previously forecasted, as we expect EBITDA to come in at 36% of sales and a net profit margin of 25% by 2023."

Updated Financial Guidance Summary

	Revenue	EBITDA**	Net Income (Loss)
2020*	$42.7M	($2.78M)	($5.5M)
2021	$109.0M	$11.3M	$4.4M
2022	$345.0M	$81.8M	$51.4M
2023	$814.0M	$295.7M	$204.5M

* Actual results

** EBITDA isprovided asa supplementary earningsmeasure to assist readersin determining the Company'sability to generate cash-flowsfrom operationsand to cover finance charges. Thisisa non-GAAP measure that doesnot have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measurespresented by other companies.

About Peak Fintech Group Inc.:

Peak Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating primarily in the commercial lending industry. Peak's subsidiaries bring together lending financial institutions and businesses to create the Cubeler Business Hub, an ecosystem where analytics and artificial intelligence are used to facilitate transactions among members of the ecosystem. For more information: http://www.peakfintechgroup.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

MZ Group - MZ North America

Mark Schwalenberg, CFA
1-312-261-6430
PEAK@mzgroup.us

Peak Fintech Group

Barry Ellison, Director of Marketing and Communications
514-340-7775 ext.: 521
bellison@peakfintechgroup.com

Follow Peak Fintech Group Inc. on social media:

Twitter: @peakfintech

Facebook: @peakfintech

LinkedIn: Peak Fintech

YouTube: Peak Fintech

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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